UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Calamos Asset Management, Inc.
(Name of Issuer)
Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
12811R104
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	12811R104		Page	2	of	9	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Calamos Family Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America.

	5	SOLE VOTING POWER

NUMBER OF		47,406,968*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Not applicable.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		47,406,968 *

WITH	8	SHARED DISPOSITIVE POWER

Not applicable.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,406,968 *

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

70.26%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Includes 78.0946% ownership interest in Calamos Holdings LLC exchangeable on demand for shares of Class A Common Stock of the issuer and 100 shares of Class B Common Stock of the issuer convertible on demand into Shares of Class A Common Stock of the issuer, in each case pursuant to the Second Amended and Restated Certificate of Incorporation of the issuer. Pursuant to the Second Amended and Restated Certificate of Incorporation of the issuer, Calamos Family Partners, Inc. (“CFP”), as a holder of shares of Class B Common Stock, is entitled to a number of votes per share equal to ten (10) multiplied by the sum of (A) the aggregate number of shares of Class B Common Stock held by CFP, and (B)(I) the product of (x) the ownership interest held in Calamos Holdings LLC by CFP, taken to eight decimal places, and (y) 100,000,000, divided by (II) the number of shares of Class B common stock held by CFP. CFP’s interest represents approximately 97.52% of the votes of the holders of the Common Stock of the issuer.

SCHEDULE 13G
CUSIP No.	12811R104		Page	3	of	9	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John P. Calamos, Sr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Citizen of the United States of America.

	5	SOLE VOTING POWER

NUMBER OF		47,636,254 **

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Not applicable.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		47,636,254 **

WITH	8	SHARED DISPOSITIVE POWER

Not applicable.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,636,254 **

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

70.60%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
** Includes shares beneficially owned by Calamos Family Partners, Inc., 0.1993% ownership interest in Calamos Holdings LLC owned by John P. Calamos, Sr. exchangeable on demand for shares of Class A Common Stock of the issuer pursuant to the Second Amended and Restated Certificate of Incorporation of the issuer and 108,302.2877 shares beneficially owned by John P. Calamos, Sr.

This Amendment No. 5 to Schedule 13G (as so amended the “13G”) is being filed to reflect new ownership percentages of the class of securities of the issuer identified in Item 1 by the Reporting Persons. The 13G is amended and restated to read in its entirety as follows:

Item 1.
	(a)	Name of Issuer:

Calamos Asset Management, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

2020 Calamos Court, Naperville, Illinois 60563.

Item 2.
	(a)	Name of Person Filing.

This statement is being filed jointly by Calamos Family Partners, Inc. (“CFP”) and John P. Calamos, Sr. Mr. Calamos is the controlling stockholder of CFP.

	(b)	Address of Principal Business Office or, if none, Residence.

Calamos Family Partners, Inc.
2020 Calamos Court, Naperville, Illinois 60563

John P. Calamos, Sr.
2020 Calamos Court, Naperville, Illinois 60563

	(c)	Citizenship.

John P. Calamos, Sr. is a citizen of the United States of America. CFP is a Delaware Corporation.

	(d)	Title of Class of Securities.

Class A Common Stock, Par Value $0.01 Per Share

	(e)	CUSIP Number.

12811R104

Item 3.	Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Page 4 of 9 Pages

(a)	Amount Beneficially Owned: CFP beneficially owns 47,406,828 * shares of Class A Common Stock. John P. Calamos, Sr. beneficially owns 47,636,254** shares of Class A Common Stock (including the shares beneficially owned by CFP).

(b)	Percent of Class:
70.26%* with respect to CFP; and
70.60%** with respect to John P. Calamos, Sr.

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote

47,406,828* shares of Class A Common Stock with respect to CFP; and 47,636,254** shares of Class A Common Stock with respect to John P. Calamos, Sr.

(ii)	shared power to vote or to direct the vote 0

(iii)	sole power to dispose or to direct the disposition of

47,406,828* shares of Class A Common Stock with respect to CFP; and 47,636,254** shares of Class A Common Stock with respect to John P. Calamos, Sr.

(iv)	shared power to dispose or to direct the disposition of 0

*	Includes 78.0946% ownership interest in Calamos Holdings LLC exchangeable on demand for shares of Class A Common Stock of the issuer and 100 shares of Class B Common Stock of the issuer convertible on demand into Shares of Class A Common Stock of the issuer, in each case pursuant to the Second Amended and Restated Certificate of Incorporation of the issuer. Pursuant to the Second Amended and Restated Certificate of Incorporation of the issuer, Calamos Family Partners, Inc. (“CFP”), as a holder of shares of Class B Common Stock, is entitled to a number of votes per share equal to ten (10) multiplied by the sum of (A) the aggregate number of shares of Class B Common Stock held by CFP, and (B)(I) the product of (x) the ownership interest held in Calamos Holdings LLC by CFP, taken to eight decimal places, and (y) 100,000,000, divided by (II) the number of shares of Class B common stock held by CFP. CFP’s interest represents approximately 97.52% of the votes of the holders of the Common Stock of the issuer.

**	Includes shares beneficially owned by Calamos Family Partners, Inc., 0.1993% ownership interest in Calamos Holdings LLC owned by John P. Calamos, Sr. exchangeable on demand for shares of Class A Common Stock of the issuer pursuant to the Second Amended and Restated Certificate of Incorporation of the issuer and 108,302.2877 shares beneficially owned by John P. Calamos, Sr.

Page 5 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Page 6 of 9 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALAMOS FAMILY PARTNERS, INC.
Dated: February 10, 2011	By:	/s/ John P. Calamos, Sr.
		Name:	John P. Calamos, Sr.
		Title:	President

Page 7 of 9 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2011	/s/ John P. Calamos, Sr.
John P. Calamos, Sr.

Page 8 of 9 Pages